Exhibit 22.1

SUBSIDIARY GUARANTOR OF GUARANTEED SECURITIES

June 1, 2026

The following subsidiary of Cemex, S.A.B. de C.V., a publicly traded stock corporation with variable capital (sociedad anónima bursátil de capital variable), organized under the laws of the United Mexican States (“Cemex”), is a guarantor of Cemex’s registered debt securities.

Name	State or Country of Incorporation or Organization	Percentage Ownership Direct & Indirect
Cemex Corp.	Delaware	99.86%